

July 25, 2008

**<u>Via U.S. Mail and Facsimile</u>**

Gregory E. McKelvey
President/CEO/Director
Animas Resources Ltd.
410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

> **Re:    Animas Resources Ltd.**
> **Registration Statement on Form 20-F**
> **Filed June 27, 2008**
> **File No. 0-53294**

Dear Mr. McKelvey:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General

1.      The Form 20-F registration statement will become automatically effective 60 days
        from the date of the first filing.  Upon effectiveness, you will become subject to
        the reporting requirements of the Securities Exchange Act of 1934, even if we
        have not cleared all comments.  As this is a voluntary filing, you may withdraw
        the filing so that it does not become effective in a deficient form.  Please contact
        us if you need to discuss this alternative.

2.      You will expedite the review process if you address each portion of every
        numbered comment that appears in this letter.  Provide complete responses and,
        where disclosure has changed, indicate precisely where in the marked version of
        the amendment you file we will find your responsive changes.  Similarly, to
        minimize the likelihood that we will reissue comments, please make
        corresponding changes where applicable throughout your document.  For
        example, we might comment on one section or example, but our silence on
        similar or related disclosure elsewhere does not relieve you of the need to make
        appropriate revisions elsewhere as appropriate.

3.      Please provide updated disclosure with each amendment.  For example, we note
        your disclosure that "[T]he Rights Plan will take effect June 5, 2008, subject to
        confirmation by the Company's shareholders at its annual and special meeting to
        be held on June 17, 2008."

4.      We note your disclosure of financial data for the three months ended April 30,
        2007.  Please disclose financial data for the three months ended March 31, 2007
        to correspond to the March 31, 2008 information.

Risk Factors, page 8

5.      Please include a risk factor addressing the fact that some of your officers will
        devote less than 100% of their time to your business.

5.      Please include a risk factor addressing that fact that the newly adopted
        shareholder rights plan may discourage certain types of take-over bids and may
        render more difficult a merger, tender offer, or assumption of control by the
        holders of a large block of your securities or the removal of incumbent
        management.

Business Overview, page 14

6.    It appears that your disclosure is a compilation of press releases.  If you choose to retain the description of your corporate and exploration activities, please provide the description of such activities in chronological order and specify the dates events occurred rather than use the term "recently."  However, we suggest that your reorganize your disclosure by activity.  In that regard, it is not clear why you discuss the Shareholder Rights Plan in your Business section.

7.    We note that portions of the description of your corporate and exploration activities contain inappropriate time references such as the statement that "The Company recently consolidated the extensive Sonora Gold and Sonora Copper LLC holdings in the Santa Teresa mining district."  In this regard, it appears that you have included the text of several press releases without modification.  Please revise.

Update on Project Development, page 15

8.    Update the status of the phase on drilling program which you indicate will begin in Summer 2008.

9.    Revise the disclosure beginning on at the beginning at the bottom of page 15 regarding the "IP and RIP geophysics" to replace technical language and jargon with terms more readily understood by the average investor.

Santa Gertrudis Property, page 26

10.    Tell us the name of the party to whom you paid the finders' fee.

Liquidity and Capital Resources, page 38

11.    Please comply with Item 5.B.3 of Form 20-F which requires information regarding your material commitments for capital expenditures and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

Directors, Senior Management, and Employees, page 44

12.    Please eliminate any gaps or ambiguities regarding your officers and directors experience for the last five years by indicating both the month and year that these individuals served in their previous or current positions.

Related Party Transactions, page 61

13.     Please include a description of all related party transactions in this section. For example, we note disclosure in your financial statements that as at December 31, 2007, a total of $16,718 was owed to a director, an officer and a private company controlled by a director of the Company for expense reimbursements and fees.

Share Capital, page 64

14.     Please include a reconciliation of the number of shares outstanding at the beginning and end of the year. See Item 10.A.1.

Material Contracts, page 70

15.     We note that you provide a list of your material contracts. Revise the description to indicate the date of each of these contracts.

Taxation, page 70

16.     Please eliminate all statements that refer to the discussion provided in this section as being for general information only.

Statement by Experts, page 76

17.     Please provide the address of DeVisser Gray LLP.

Quantitative and Qualitative Disclosures About Market Risk, page 76

18.     Please provide the information required by Item 11.B. of Form 20-F.

Financial Statements

19.     Please clarify why you have not included an audited income statement for the period ended July 31, 2006. Refer to Item 8.A.2 of Form 20-F.

Note 3. Qualifying Transaction

Note 4. Mineral Properties

20.     Expand your disclosure to explain how you have accounted for the acquisition of the issued and outstanding shares of First Silver, Recursos and Chuqui. Please also indicate whether or not these represented acquisitions of businesses under Canadian and US GAAP.

21.     We note that you expected to make additional payments in cash or common shares to acquire certain mineral interests in Mexico.  Please tell us how you accounted for these expected payments as of December 31, 2007 under US GAAP.  To the extent applicable, please tell us how these expected payments met the definition of a liability and the expected rights met the definition of an asset under CON 6.

22.     It appears that the additional payments you expect to make to acquire certain material interests are denominated US Dollars which differs from your functional currency.  Please tell us if you have recorded any transaction gains or losses on these balances for US GAAP purposes.  Refer to paragraph 15 of SFAS 52.

Note 13.  Differences between Canadian and United States Generally Accepted Accounting Principles

23.     It appears that your mineral property acquisition costs are expensed as incurred under US GAAP.  Please note that under EITF 04-02 the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits is considered a mineral right and capitalized as a tangible asset.  Please revise your disclosure accordingly or otherwise advise.

24.     We note you have subsidiaries located in Mexico. For US GAAP purposes, please tell us the functional currency of each of these subsidiaries, and provide an analysis of each of the indicators set forth in paragraph 42 of SFAS 52. If the functional currency of any of these subsidiaries differs from your reporting currency, please clarify where you have recorded the translation adjustments pursuant to paragraph 13 of SFAS 52.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.  Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     Al Korelin (360-326-1952)
        Sean Donahue
        Jill Davis
        John Cannarella